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                                                                         (d)(27)

                  AMENDMENT TO SUBADVISORY CONSULTING AGREEMENT
                         DEUTSCHE ASSET MANAGEMENT, INC.

         AMENDMENT made as of this ___ day of ____ 2004 to the Subadvisory Consulting Agreement dated November 23, 2002 (the "Agreement"), between MFC Global Investment Management (U.S.A.) Limited, (the "Subadviser") and Deutsche Asset Management, Inc. In consideration of the mutual covenants contained herein, the parties agree as follows:

1. CHANGE IN APPENDIX A

         Appendix A of the Agreement, "Compensation of Subadviser," is hereby amended:

         a. to add the subadvisory fee for the following ten portfolios (each a "Portfolio"):

         LIFESTYLE AGGRESSIVE 1000 - I TRUST
         LIFESTYLE GROWTH 820 - I TRUST
         LIFESTYLE BALANCED 640 - I TRUST
         LIFESTYLE MODERATE 460 - I TRUST
         LIFESTYLE CONSERVATIVE 280 - I TRUST

         LIFESTYLE AGGRESSIVE 1000 - II TRUST
         LIFESTYLE GROWTH 820 - II TRUST
         LIFESTYLE BALANCED 640 - II TRUST
         LIFESTYLE MODERATE 460 - II TRUST
         LIFESTYLE CONSERVATIVE 280 - II TRUST

2. EFECTIVE DATE

         This Amendment shall become effective with respect to each portfolio on the later to occur of: (i) approval of the Amendment by the Board of Trustees of Manufacturers Investment Trust and (ii) execution of the Amendment.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

MANUFACTURERS SECURITIES SERVICES, LLC
By: The Manufacturers Life Insurance Company (U.S.A.), its managing member

By:_____________________________________________
   James D. Gallagher, Executive Vice President,
   Secretary and General Counsel

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.A.) LIMITED

By:___________________________
   Roy Firth, President

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                                   APPENDIX A

         The Subadviser will pay DeAM, as full compensation for all services provided under this Agreement a subadvisory consulting fee for each Lifestyle Trust at an annual rate as follows:

                                                 FIRST       EXCESS OVER
PORTFOLIOS                                   $100 MILLION   $100 MILLION
Lifestyle Aggressive 1000 Trust I.........     .075%          .050%

Lifestyle Growth 820 Trust I..............     .075%          .050%

Lifestyle Balanced 640 Trust I............     .075%          .050%

Lifestyle Moderate 460 Trust I............     .075%          .050%

Lifestyle Conservative 280 Trust I........     .075%          .050%

Lifestyle Aggressive 1000 Trust II........     .075%          .050%

Lifestyle Growth 820 Trust II.............     .075%          .050%

Lifestyle Balanced 640 Trust II...........     .075%          .050%

Lifestyle Moderate 460 Trust II...........     .075%          .050%

Lifestyle Conservative 280 Trust II.......     .075%          .050%

         The subadvisory consulting fee for each Lifestyle Trust is accrued for each calendar day and the sum of the daily fee accruals will be paid monthly to DeAM. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the applicable annual rate described in the preceding paragraph, and multiplying this product by the net assets of the applicable Lifestyle Trust as determined in accordance with the Trust's prospectus and statement of additional information as of the close of business on the previous business day on which the Trust was open for business.

         If this Agreement becomes effective or terminates before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination, as the case may be, will be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.